SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

February 26, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

BROADBAND WIRELESS INTERNET A BOOST FOR IQALUIT

Nunanet Worldwide Communications and Inukshuk Internet Inc. introduce new wireless Internet technology in Nunavut capital

Iqaluit, Nunavut, February 26, 2004 - Technology leaders from across Nunavut met in Iqaluit this week at a conference organized by the Nunavut Broadband Development Corporation. Along with a number of local residents, they enjoyed a new experience in high-speed Internet connectivity, across a state-of-the-art broadband wireless access (BWA) network in the community. Nunanet Worldwide Communications, an Iqaluit-based Internet Service Provider (ISP), and Inukshuk Internet Inc., a Montreal-based broadband wireless company, worked closely with Yellowknife-based SSI Micro Ltd., in the system deployment.

"This is certainly a milestone for Iqaluit," said Adamee Itorcheak, President and CEO of Nunanet Worldwide Communications. "In northern communities like ours, it is essential that we gain access to the feature-rich content and added opportunities made possible by high-speed Internet access. This new broadband system will offer a range of applications for business, education and culture to benefit the whole community."

"We are delighted to be announcing this unique and powerful technology in Iqaluit with our partners at Nunanet," said Andre Tremblay, President and CEO of Inukshuk. "Our firm desire is to connect Canadians in all parts of the country, and we believe that broadband wireless offers an attractive way to combat the barriers of distance for Canada's North."

Residential, SOHO (Small Office Home Office) and small business customers will be able to enjoy the advantages of high-speed Internet across with the new BWA system. This will be made particularly attractive by the added feature of "nomadicity." Customers receive a wireless modem - a discreet box known as customer premises equipment (CPE) - that can be easily installed and moved as readily as a laptop computer to function anywhere within the BWA network footprint. The network equipment and CPE are supplied by NextNet Wireless, a leading broadband wireless equipment manufacturer.

About Nunanet Worldwide Communications

Nunanet was founded by Adamee Itorcheak in 1995. The company is based in Iqaluit and offers a range of Internet, telecommunications and networking services across Nunavut. In addition to being Nunavut's first ISP, Nunanet offers office networking and automation services, consulting, and wireless communications. The company is 100% Inuit-owned.

Nunanet and Inukshuk Internet were granted a licence from Industry Canada for Multipoint Communications Systems (MCS) spectrum in the 2500 to 2596 MHz frequency band, to build a unique, "last mile" BWA network in Nunavut.

About Inukshuk Internet

Inukshuk Internet Inc. is a wholly owned subsidiary of Microcell Telecommunications Inc. (TSX: MT), a Canadian provider of Personal Communications Services (PCS) under the Fido® brand name.

Apart from Nunavut, Inukshuk Internet was also granted licences from Industry Canada for MCS spectrum across the country. The licences cover a population of some 30 million people, comprising all the provinces and territories of Canada, with the exception of Manitoba and Saskatchewan.

On February 11, 2004, Inukshuk Internet and SSI Micro launched commercial BWA services in Yellowknife, Northwest Territories. On November 19, 2003, Inukshuk announced that it had also formed a new venture with Allstream Inc. and NR Communications, LLC to further expedite and extend MCS network deployment.

For more information, visit www.nunanet.com, www.inukshuk.ca, www.ssimicro.com and www.microcell.ca.

Fido is a registered trademark of Microcell Solutions Inc.

For information:

Adamee Itorcheak
Nunanet Worldwide Communications
867 979 0772
adamee@nunanet.com

Claire Fiset
Microcell Telecommunications
514 992-1368
claire.fiset@microcell.ca

Rebecca Catley
Microcell Telecommunications
604 601-1088
rebecca.catley@microcell.ca